Exhibit 99.1

Procaps Issues Shareholder Letter and Provides Preliminary Fiscal Year 2022 Financial Results and 2023 Guidance

Reports Preliminary Financial Estimates for Net Revenue and Adjusted EBITDA for Full Year 2022

Realigns Board of Directors to Focus on Profitable Growth

Announces $5M+ Share Repurchase Program

Commences $15MM Cost Reduction Plan to Improve Margins and Financial Performance

20-F & Conference Call for Q4 and FY 2022 Financial Results Expected to Occur in March 2023

MIAMI, USA – BARRANQUILLA, COL – February 13, 2023 – Procaps Group (NASDAQ: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, today issued a letter to shareholders from Ruben Minski, Chairman of the Board and CEO of Procaps, including preliminary select financial results for the fiscal year ended December 31, 2022 and guidance on its near term growth prospects.

Important Note Regarding Preliminary, Unaudited Estimates and Non-IFRS Measures

Please note that the preliminary, unaudited results estimates for the year ended December 31, 2022 included in this release, were prepared by the Company’s management in connection with the preparation of the Company’s financial statements and are based upon preliminary operating results estimated based on information available as of the date hereof, and include a number of subjective judgements and assumptions. Additional items that may require adjustments to the Company’s preliminary estimated financial information may be identified and could result in material changes to the Company’s preliminary estimated results. The Company’s independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimated financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Further, these preliminary estimated results are not a comprehensive statement or estimate of the Company’s financial condition or operating results for 2022. These preliminary estimated results should not be viewed as a substitute for complete financial statements prepared in accordance with IFRS. In addition, the preliminary estimated financial information is not necessarily indicative of the results to be achieved for any future period. Accordingly, investors are cautioned not to place undue reliance on this preliminary estimated financial information.

Because we have not yet completed our year-end closing process and because of the forward-looking nature of the estimated Adjusted EBITDA and Adjusted EBITDA margin ranges presented below for the year ended December 31, 2022, we do not have specific quantifications of the amounts that would be required to provide a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with IFRS to Adjusted EBITDA for the year ended December 31, 2022. We believe that there is a degree of variability with respect to certain of the IFRS measures and certain adjustments made to arrive at the relevant non-IFRS measure that precludes us from providing an accurate preliminary estimate of an IFRS to non-IFRS reconciliation without unreasonable effort or expense. As a result, we believe that providing estimates of the amounts that would be required to reconcile the ranges of our Adjusted EBITDA and Adjusted EBITDA margin would imply a degree of precision that would be confusing or misleading to investors for the reasons identified above.

The Company is not able to reconcile its forward-looking non-IFRS estimates of Adjusted EBITDA presented below for the year ending December 31, 2023, without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the various adjusting items necessary for such reconciliation that have not yet occurred, are out of our control, or cannot be reasonably predicted, which could have a material impact on its future IFRS financial results.

See “Use of Non-IFRS Measures” below for additional information.

“Dear Fellow Shareholders,

We are proud of our accomplishments since our Nasdaq listing in September 2021. Throughout 2022, demand remained robust for RX and consumer health products, as well as for our CDMO products. 2022 was highlighted by our ongoing pace of innovative new products launches and geographic expansion. We have also made a significant investment in our internal capabilities to handle future growth responsibly, while improving our reporting capabilities and timeliness.

Nevertheless, 2022 was also a challenging year, with multiple headwinds, including significant currency devaluation in the markets where we operate, supply chain disruptions and rapid cost inflation. Our usually strong Q4 was disproportionately negatively impacted by these economic factors, as well as our distributors reducing Covid-19 related inventories, which negatively impacted our sales. Despite these challenges, we continue to believe we are well positioned to build significant momentum in 2023 as we drive growth, rigorously reduce cost to improve margins, and continue to focus on our roll-up strategy – all with the goal of building sustainable value for over the long-term.

2022 Preliminary Results Preview and 2023 Preliminary Guidance

For the fiscal year 2022 we currently estimate preliminary, unaudited revenues in the range of $405 - $415 million, with low reported single-digit growth, primarily driven by the positive performance of our Rx, OTC product lines and CDMO products and services. Our revenue growth was impacted by unfavorable currency devaluation in certain markets where we operate (~600 bps). We currently estimate Adjusted EBITDA margin to compress approximately 530 bps to ~19% from 2021, with preliminary full year estimated Adjusted EBITDA for 2022 in the range of $75 - $80 million. The primary drivers of this compression are the significant currency devaluation that we suffered in our main market, backorder impacts due to supply chain disruptions and higher costs due to unforeseen inflation in our labor and raw material costs. Removing impacts of currency devaluation, we expect preliminary estimated Adjusted EBITDA to be in the range of $80 - 86 million. We view these impacts as largely non-recurring in nature. We look forward to providing additional detail on our full year financial results at our conference call expected to be held in late March 2023.

	2022E	2021	Constant Currency
Net Revenues	$405 - $415M	$410M	$430 – 440M
Adjusted EBITDA	$75- $80M	$100M	$80 – 86M
Adj. EBITDA margin	~19%

As we look forward into 2023, we expect the impact of many of these issues to subside, and to benefit significantly from the investments in capabilities, products and geographies we have made over the last few years. Additionally, to improve margins and near-term profitability as well as fund our growth objectives, we are undertaking cost reduction plans with the goal of achieving up to $15 million of recurring savings to be realized over the next 18 months. While such programs are never easy, it is important we recognize the macroeconomic conditions that we are competing in, allowing us to optimize our business in the near term without compromising our long-term objectives. We currently expect to grow net revenues at approximately 10%+ in 2023 on a constant currency basis, and are forecasting our Adjusted EBITDA range to be approximately $90-100 million.

In addition to improved operating performance, we are also implementing plans to further align our organization with our shareholders including:

Board Realignment

Alejandro Weinstein has asked to rejoin the Board of Directors to collaborate in driving 2023 operating plans and potential M&A opportunities, and the Board has approved his appointment. We look forward to his leadership and expertise, and it is envisioned that Alejandro will serve on the Board for the remainder of 2023. Alejandro will succeed Daniel Fink, whose planned tenure was set to expire in 2023. Dan has been an incredible asset to the Company and the Board for his steadfast commitment and guidance throughout our business combination and after, for which we thank him. Dan will continue to work with us in the near term as a Board Observer, and we look forward to his continued guidance and expertise. Kyle Bransfield will succeed Dan Fink as a member of the Audit Committee of the Board of Directors.

Additionally, insider directors have agreed to forego any compensation for Board services in 2023.

Share Repurchase Program and Other Shareholder Initiatives

We are announcing the approval by the Board of Directors of a share repurchase program, pursuant to which the Company is authorized to repurchase $5 million of its ordinary shares over the next 12 months (the “Repurchase Program”), subject to applicable securities laws and other requirements and the parameters approved by the Company’s shareholders at our last annual meeting.

The Repurchase Program underscores our continued commitment to providing value to our shareholders, and our confidence in the long-term growth of our business. The Repurchase Program will allow us to repurchase shares at what we believe are compelling valuations.

Additionally, Alejandro Weinstein and members of the Minski family remain firmly committed to the long-term success of Procaps and we individually intend to purchase additional ordinary shares in the open market, subject to compliance with the Company’s trading and other policies and securities and other applicable laws.

Finally, as a further demonstration of commitment to long-term value, the members of the Minski family and Alejandro Weinstein have each separately agreed with the Company to not sell any ordinary shares before the end of 2023 unless the share price exceeds $10, subject to customary exceptions.

Additional Management Updates

I take enormous pride that we have added substantial depth of talent in the last few years and significantly grown the Company that my family started 45 years ago into a leading Latin American healthcare and pharmaceutical conglomerate now listed on Nasdaq. As we continue to focus on growth and after months of considering how to best serve the Company, I have determined that leading the Company on important strategic initiatives rather than on day-to-day matters would be of better value to the Company. We have in place the necessary capabilities to set the business up for long-term success and I am therefore happy to report that I expect to transition to Executive Chairman of the Company in early 2024. For the remainder of this year, we will conduct a search for a new CEO of the business with whom I will work hand in hand to deliver our ambitious goals for years to come.  I am pleased to report that we have set up a search committee with proper governance by the Nominating Committee of the Board, and our Board’s interests are fully aligned with our shareholders to identify our day-to-day leader who will work with me and the rest of the Board on how to best accelerate the Company’s growth.  We will keep you apprised of this important development, and remain excited about our management team.

Looking Ahead – Key Value Drivers for Success

As we look ahead, and building on our operational progress in 2022, we are focused on these strategic priorities for 2023 that we expect will result in improved performance in 2023:

●	New products: New differentiated pharma solutions and expansion to high-growth chronic disease therapeutic areas

●	Internationalization: Continue rollout of existing portfolio in the region

●	B2B growth: Leverage our business partners by launching new products with our proprietary technology

●	Profitability: Improvement of manufacturing processes and costs optimization

●	Expenses: Decrease expenses by up to $15 million over the next 18 months, through the implementation of value-creation initiatives

●	M&A: Continue to opportunistically seek product and geographic expansion opportunities. On Somar, we were disappointed the transaction did not close, and we continue to pursue all remedies available to us under our contract by law.

The entire Board of Procaps believes we are putting in place the necessary strategic and improvement initiatives to continue the Company down a path for long-term success and the best interests of our shareholders. We look forward to seeing some of you at our on-site investor day planned to take place later this year. Most of all, I appreciate those who have put their trust in us, and we are working harder than ever to deliver a successful 2023, which is off to a strong start.

Sincerely,

Ruben Minski

CEO & Chairman”

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,300 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

investor.procapsgroup.com

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, forecasts and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) whether the Company enters into a new definitive agreement with respect to an acquisition of, and if so, the inability to recognize the anticipated benefits of any such potential acquisition Grupo Somar which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably, or of any merger or acquisition contemplated by the Company; (2) the inability to successfully retain or recruits officers, key employees, or directors; (3) effects on Procaps’ public securities’ liquidity and trading; (4) the lack of a market for Procaps’ securities; (5) changes in applicable laws or regulations; (6) the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors; (7) the ability of the Company to execute on its expense reductions plans or growth initiatives, and (8) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to recognize the anticipated benefits of any acquisitions contemplated or pursued by the Company, the impact of COVID-19 on Procaps’ business, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the SEC, as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Net Debt-to-Adjusted EBITDA ratio, Contribution Margin and net revenue on a constant currency basis, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt-to- Adjusted EBITDA ratio

We define EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the business combination (“Business Combination”) with Union Acquisition Corp. II (“Union”), certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs, and other nonrecurring nonoperational or unordinary items as the Company may deem appropriate from time to time. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non-IFRS financial measures.

We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio for operational and financial decision-making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to-Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to- Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to- Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS. We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure.

Because non-IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies. It, therefore, may not be possible to compare our use of these non-IFRS financial measures with those used by other companies.

For a reconciliation of profit (loss) for the year ended December 31, 2021 to Adjusted EBITDA, see Procaps' annual report on Form 20-F filed with the SEC on May 19, 2022.

Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present net revenue on a constant currency basis. We calculate constant currency by calculating year-end period for the year ended December 31, 2022 using prior-period (year-ended December 31, 2021) foreign currency exchange rates. The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso, was adjusted on a constant currency basis at the exchange rates of COP $3,743 per U.S. $1.00 for the year ended December 31, 2021. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.